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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Stillwater Mining Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
86074Q102
(CUSIP Number)
Sergey Samtsov
OOO Onexim Group
13/1 Tverskoi Boulevard
Moscow, Russian Federation 123104
011 7 495 229 2937
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86074Q102

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Mikhail D. Prokhorov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Russian Federation

	7	SOLE VOTING POWER

NUMBER OF		0 shares of common stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of common stock

WITH	10	SHARED DISPOSITIVE POWER

0 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of common stock

12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     Explanatory Note: This Statement on Schedule 13D is being filed by Mikhail D. Prokhorov (“Mr. Prokhorov”) to disclose the sale (the “Sale”) of a number of shares representing 25% of the issued share capital of OJSC MMC Norilsk Nickel (“Norilsk Nickel”) plus one share (the “Norilsk Nickel Shares”) to United Company Rusal Limited (“UC Rusal”). Prior to the Sale, Mr. Prokhorov, by virtue of his indirect ownership of Norilsk Nickel (of which Norimet Limited (“Norimet”) is an indirect, wholly-owned subsidiary), could, pursuant to Section 13(d) of the Act and rules of the Securities and Exchange Commission adopted thereunder, be deemed to have the power to vote, or direct the voting of, and the power to dispose, or direct the disposition of, the common stock, par value $0.01 per share (the “Common Stock”), of Stillwater Mining Company, a Delaware corporation (“Stillwater”), owned by Norimet (the “Shares”). Pursuant to Rule 13d-1(k)(1) of the Act, Mr. Prokhorov made joint filings on Schedule 13D with Norimet, NN Metal Holdings SA, Norilsk Holding SA, Norilsk Nickel and Vladimir O. Potanin in respect of the Shares. See the Statement on Schedule 13D originally filed on July 3, 2003, as amended by Amendment No. 1 thereto filed on July 7, 2003 and Amendment No. 2 thereto filed on September 4, 2003 (such Schedule 13D, as so amended, the “Joint Schedule 13D”), relating to the Common Stock of Stillwater.
Item 1. Security and Issuer
     This statement relates to the Common Stock of Stillwater. Stillwater’s principal executive offices are located at 536 East Pike Avenue, Columbus, Montana 59019.
Item 2. Identity and Background
     (a) The name of the person filing this statement: Mikhail D. Prokhorov.
     (b) Mr. Prokhorov’s principal business address is: 13/1 Tverskoi Blvd, Moscow, Russian Federation 123104.
     (c) Mr. Prokhorov’s present principal occupation: President of the OOO Onexim Group.
     (d) During the last five years Mr. Prokhorov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, Mr. Prokhorov has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Prokhorov is a citizen of the Russian Federation.
Item 4. Purpose of Transaction
     Item 4 of the Joint Schedule 13D is hereby incorporated by reference and amended and supplemented as follows.
     Mr. Prokhorov agreed to sell to UC Rusal the Norilsk Nickel Shares, subject to certain conditions, including receipt of certain Russian and other governmental and third-party approvals and consents. On April 24, 2008 Mr. Prokhorov completed the transfer of the Norilsk Nickel Shares to UC Rusal.
     Except as set forth above, Mr. Prokhorov has no plans or proposals that would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) - (b) Item 5 of the Joint Schedule 13D is hereby incorporated by reference and amended and supplemented as follows.
     Prior to April 24, 2008, Mr. Prokhorov, by virtue of his indirect ownership of Norilsk Nickel, could, pursuant to Section 13(d) of the Act and rules of the Securities and Exchange Commission adopted thereunder, have been deemed to have the power to vote, or direct the voting of, and the power to dispose, or direct the disposition of, the Shares. Accordingly, pursuant to such rules, Mr. Prokhorov could have been deemed to be the beneficial owner of the Shares, and thereby the beneficial owner of 49,813,222 shares (or approximately 53.9%) of the outstanding Common Stock.
     The number of shares of Common Stock that may have been deemed to be beneficially owned by Mr. Prokhorov and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The ownership of such reporting person is based on 92,495,750 outstanding shares of Common Stock of Stillwater as of February 22, 2008, as provided by Stillwater’s Report on Form 10-K filed on February 26, 2008.
     (c) See Item 4 above, which is hereby incorporated by reference.
     (d) Item 5 of the Joint Schedule 13D is hereby incorporated by reference.
     (e) See Item 4 above, which is hereby incorporated by reference. This Statement on Schedule 13D reflects that as of April 24, 2008, Mr. Prokhorov does not beneficially own more than five percent of the Common Shares of Stillwater.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Joint Schedule 13D is hereby incorporated by reference.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 25, 2008

MIKHAIL D. PROKHOROV
By:	/s/ Mikhail D. Prokhorov